Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Enhanced Participation Buffer Notes Due June 2009
(Linked to the Hang Seng China Enterprises IndexTM)

Final Term Sheet

Principal Amount:	$7,768,000

Pricing Date:	April 14, 2008

Issue Date:	April 22, 2008

Maturity Date:	June 22, 2009 (the “Stated Maturity Date”), unless such day is not a Business Day, in which case the Maturity Date shall be the Business Day immediately following the Stated Maturity Date.

Determination Date:	June 8, 2009, subject to postponement in case of a market disruption event or currency disruption event

Initial Issue Price:	98.55% of Principal Amount

Underwriting commission:	0.25% of Principal Amount

Proceeds to Issuer:	98.30% of Principal Amount

Index:	Hang Seng China Enterprises IndexTM

Initial Index Level:	HKD 13,374

Final Index Level:

The closing level of the Index on the Determination Date in HKD, as published by the Index Sponsor, subject to the effect of any market disruption event or the discontinuance or modification of the index

Initial Value:	USD 1,716.79

Final Value:	The result, expressed in USD, of:

Final Index Level divided by Final HKD/USD Rate

The Final Value will be impacted both by any changes in the level of the Index in HKD, but also by any appreciation or depreciation of the HKD versus the USD. If the HKD depreciates versus the USD between the Initial Pricing Date and the Determination Date, the Final Value will be adversely affected.

Initial HKD/USD Rate:	7.7901 the exchange rate expressed as Hong Kong dollars (HKD) per U.S. dollars (USD), as determined on the Initial Pricing Date

Final HKD/USD Rate:

The spot exchange rate between the HKD and the USD, expressed as the amount of HKD per USD, as specified on Bloomberg Page HKD, or any successor thereto, as of the closing time of the Index on the Determination Date.

Underlier Return:	The Final Value minus the Initial Value, divided by the Initial Value, expressed as a percentage.

Participation Level:	1.5

Underlier Cap:	2,128.8196 (124.0% of the Initial Value)

Buffer Level:	1,459.2715 (85.0% of the Initial Value)

Maximum Return:	36% (the product of (x) the Underlier Cap, expressed as a percentage of the Initial Index Level, –100% and (y) the Participation Level)

Redemption Amount at Maturity:	On the Maturity Date, we will pay in respect of each note an amount in cash expressed as a percentage of Principal Amount as follows:

• If the Final Value is greater than the Initial Value, the Redemption Amount will be a percentage of the Principal Amount of your note equal to 100% plus the lesser of:
(a) the Maximum Return; and
(b) the Underlier Return multiplied by the Participation Level.

•

If the Final Value is (i) equal to the Initial Value or (ii) less than the Initial Value but greater than or equal to the Buffer Level, the Redemption Amount will be 100% of the Principal Amount of your note.

•

If the Final Value is less than the Buffer Level, the Redemption Amount will be a percentage of the Principal Amount of your note equal to 100% multiplied by the result of the Final Value divided by the Buffer Level.  In this case, the amount you will receive will be less (and in certain instances could be significantly less or even zero) than the Principal Amount of your note.

CUSIP:	002546356

THIS IS A NON PRINCIPAL PROTECTED NOTE AND YOU MAY LOSE ALL YOUR INVESTMENT IN THE NOTE.   THE RETURN ON THE PRINCIPAL AMOUNT OF YOUR NOTE WILL BE LINKED TO THE PERFORMANCE OF THE UNDERLYING INDEX AS CONVERTED IN US DOLLARS.  THEREFORE YOUR INVESTMENT IN THE NOTE WILL BE SUBJECT TO

ADVERSE MOVEMENTS BOTH IN THE INDEX LEVEL AND IN THE VALUE OF THE HONG KONG DOLLAR AGAINST THE US DOLLAR.  IF THE FINAL LEVEL OF THE INDEX FALLS BELOW THE BUFFER LEVEL OR IF THE HONG KONG DOLLAR DEPRECIATES AGAINST THE VALUE OF THE US DOLLAR YOU MAY LOSE A SIGNIFICANT PORTION OR EVEN ALL YOUR INVESTMENT IN THE NOTE.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.

The Hang Seng China Enterprises IndexTM (the “Index(es)”) is/are published and compiled by Hang Seng Indexes Company Limited pursuant to a licence from Hang Seng Data Services Limited.  The mark(s) and name(s) Hang Seng China Enterprises IndexTM are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index(es) by AB Svensk Exportkredit in connection with the notes (the “Product”), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX(ES) AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX(ES) OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX(ES) OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO ANY OF THE INDEX(ES) IS GIVEN OR MAY BE IMPLIED.  The process and basis of computation and compilation of any of the Index(es) and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO ANY OF THE INDEX(ES) BY AB SVENSK EXPORTKREDIT IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF ANY OF THE INDEX(ES); OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF ANY OF THE INDEX(ES) WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE

DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product.  Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.